Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3 No. 333-143826) and related Prospectus of LTC Properties, Inc., for the registration of $300,000,000 in debt securities, common stock and preferred stock and to the incorporation by reference therein of our reports dated February 21, 2007, with respect to the consolidated financial statements and schedules of LTC Properties, Inc., LTC Properties, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of LTC Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
July 26, 2007